

SEC   SEC
Mail Processing
Section

FEB 2 4 2016

Washington DC
403



16003094

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ANNUAL AUDITED REPORT
FORM X-17A-5   ~7
PART III

SEC File Number
8-67502

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 01/01/15 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XMS Capital Partners, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
321 N. Clark Street, Suite 2440
(No. and Street)

Chicago   Illinois   60654
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Theodore Brombach   (312) 262-5642
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago   Illinois   60631
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

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FOR OFFICAL USE ONLY

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*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Theodore Brombach**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
XMS Capital Partners, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of XMS Capital Partners, LLC (a Delaware Limited Liability Company) and Subsidiaries (the Company) as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition. XMS Capital Partners, LLC and Subsidiaries' management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciacotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 17, 2016

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets	
Cash and cash equivalents	$ 3,654,358
Accounts receivable	599,643
Investments in common stock, at fair value	11,200
Investment in limited liability company, at cost	13,521
Prepaid expenses and deposits	3,522
Total Current Assets	4,282,244
Property and Equipment	
Vehicles	127,438
Leasehold Improvements	31,917
Office equipment	22,313
Computer equipment and software	11,375
Furniture and fixtures	96,721
	289,764
Less: accumulated depreciation and amortization	161,885
Net Property and Equipment	127,879
TOTAL ASSETS	$ 4,410,123

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 252,370
Current portion of obligations under capital leases	2,376
Total Current Liabilities	254,746
Long-Term Liabilities	
Deferred rent	21,471
Obligations under capital leases	5,406
Total Long-term Liabilities	26,877
Members' Equity	4,128,500
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,410,123

The accompanying notes are an integral part of this financial statement.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

1 - Nature Of Business

XMS Capital Partners, LLC ("XMS") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). XMS serves clients in the United States and abroad.

XMS was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

XMS claims exemption to SEC Rule 15c3-3 under subparagraph (k)(2)(i), due to its limited business as stated in its FINRA membership agreement.

In 2012, XMS created a wholly-owned subsidiary, XMS Capital Partners Ireland Limited (XMS Ireland), located in Dublin, Ireland. XMS Ireland serves clients abroad and is capitalized with 100 shares authorized at 1 Euro par value.

In 2013, XMS created a wholly-owned subsidiary, XMS Capital Partners UK Limited (XMS UK), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

2 - Summary Of Significant Accounting Policies

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiaries, XMS Capital Partners Ireland Limited and XMS Capital Partners UK Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to ten years.

No provision for federal taxes on income is required since the members report their proportionate shares of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

In accordance with U.S. generally accepted accounting principles, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2015.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2012.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses reported on the income statement. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company has an investment in a limited liability company where its ownership in the limited liability company is less than 20%. As such, this investment is carried at cost.

The Company recognizes consulting revenue for services as they are provided. Contingent revenues are recorded when earned based on the closing date of the transaction. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2015.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States, one in Dublin, Ireland and one in London, England and has credit risk for balances in excess of federally insured limits. There are three functional currency cash accounts in Dublin, Ireland. One is in Euros, one is in Sterling, and one is in USD. The functional currency of the cash account in London, England is Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros or Sterling into U.S. dollars for the year ended December 31, 2015.

4 - Major Customers

Revenue from one client amounted to approximately 52% of total revenue for the year ended December 31, 2015.

5 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Level 1 Fair Value Measurements

The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year. In 2015 ZBB Energy Corporation sold to EnSync Inc.

	Cost	Unrealized Loss	Fair Value
Cellectar Biosciences	$ 150,000	$ (142,600)	$ 7,400
EnSync Inc	18,500	(14,700)	3,800
Total	$ 168,500	$ (157,300)	$ 11,200

6 - Investment in Limited Liability Company

The Company holds a 1% investment in BioProcess Algae, LLC that is accounted for on the cost method. As of December 31, 2015 the Company owns 226 units valued at $13,521. In 2012, the Company was issued 182.973 common membership units of BioProcess Algae, LLC, valued at $267,821 at the time of the transaction, in lieu of fees due the Company. Subsequently, the Company made additional cash contributions of $75,000. Therefore, the cost of the investment was $342,821.

It is not practicable to estimate the fair value of the Company's investment in the limited liability company due to the lack of quoted market prices on a monthly basis therefore valuation is recorded on an annual basis based on an internal valuation provided by BioProcess Algae, LLC. Management is not aware of any events or changes in circumstances that would adversely affect the fair value of the investment. Therefore, management has determined that there is no impairment of this investment.

7 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $392 through November 2017. The cost of the copier is included in office equipment, and the total accumulated depreciation is noted in the table below. Depreciation on the copier, included in depreciation expense, was $3,279 for the year ended December 31, 2015.

Assets recorded under capital lease consisted of the following at December 31, 2015:

Copier	$ 16,394
Less: accumulated amortization	10,383
Net equipment held under capital lease	$ 6,011

The Company leases office space in Chicago, Illinois under an operating lease agreement expiring February 28, 2024, with an option to extend for 5 years. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of credit is provided by RiverWood bank. Rent expense, including the operating and tax expenses, was $230,420 for the year ended December 31, 2015.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,	Operating
2016	112,423
2017	115,317
2018	118,213
2019	121,108
2020	124,003
Thereafter	411,573
Total	$ 1,002,637

XMS Capital Partners Ireland Limited rents office space with a month to month agreement for 1250 Euros plus applicable value added tax.

XMS Capital Partners UK Limited started renting "virtual" office space in 2015 on a month to month basis for 200 Sterling per month plus applicable value added tax.

8 - Interest Expense

Interest expense on all debt and capital leases was $1,428 for the year ended December 31, 2015.

9 - Defined Contribution Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for the year ended December 31, 2015.

10 - Commitments

The Company is expecting to make discretionary distributions to the members in first or second quarter of 2016. The amount is expected to be approximately $500,000.

11 - Net Capital Requirements

Net Capital Requirements are only calculated on XMS Capital Partners USA entity. XMS Capital Partners USA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). XMS Capital Partners USA's net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $18,523. As of December 31, 2015, XMS had net capital of $2,854,041 as calculated in accordance with Rule 15c3-1, which was $2,835,518 in excess of its required net capital. XMS Capital Partners USA's aggregate indebtedness to net capital ratio was 0.10 to 1.

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION AND REPORT OF
INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

DECEMBER 31, 2015